SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

KVH Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

482738101

(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

(407) 909-8015

With a copy to:

Russell Leaf
Jared Fertman
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 75689M101	13D	Page 2 of 9
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

 * Percentage calculated based on 18,754,341 shares of common stock, par value $0.01 per share, outstanding as of April 21, 2021 as reported by KVH Industries, Inc. in its definitive proxy statement in respect of the 2021 annual meeting of stockholders.

	CUSIP No. 75689M101	13D	Page 3 of 9
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 18,754,341 shares of common stock, par value $0.01 per share, outstanding as of April 21, 2021 as reported by KVH Industries, Inc. in its definitive proxy statement in respect of the 2021 annual meeting of stockholders.

	CUSIP No. 75689M101	13D	Page 4 of 9
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
390,050 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
390.050 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,050 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.08%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

*Percentage calculated based on 18,754,341 shares of common stock, par value $0.01 per share, outstanding as of April 21, 2021 as reported by KVH Industries, Inc. in its definitive proxy statement in respect of the 2021 annual meeting of stockholders.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on February 5, 2020, as amended (the “Schedule 13D”), relating to shares of common stock, par value $0.01 per share (the “Common Stock”) of KVH Industries, Inc. (the “Issuer”). Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Consistent with recent discussions with the Issuer, Vintage Capital has determined to effect a distribution of all of the shares of Common Stock owned thereby to the investors thereof (the “Distribution”).  After giving effect to the Distribution, Vintage Capital and Kahn Capital shall cease to beneficially own any shares of Common Stock, although the principals of Vintage Capital will continue to beneficially own less than 3% of the Common Stock.  Vintage Capital determined to effect the Distribution to allow its principals to focus solely on opportunities with Franchise Group Inc. Vintage Capital noted that Robert Tavares, who became a member of the Board in connection with the execution of the Cooperation Agreement, is not and has never been an employee of or affiliated with Vintage Capital and does not have a direct or indirect ownership interest in any of the shares of Common Stock held and to be distributed by Vintage Capital.

Item 5.	Interest in Securities of the Issuer

(a)      and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated by reference. After giving effect to the Distribution, Brian Kahn will personally beneficially own 390,050 shares of Common Stock, representing approximately 2.08% of the outstanding shares of Common Stock. After giving effect to the Distribution, the other Reporting Persons will not beneficially own any shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 18,754,341 shares of Common Stock outstanding as of April 21, 2021 as reported by the Issuer in its definitive proxy statement in respect of the 2021 annual meeting of stockholders.

(c)       Except as disclosed herein, none of the Reporting Persons has effected any transactions in the Common Stock in the last 60 days.

(d)       No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)      Effective upon the completion of the Distribution, the Reporting Persons shall cease to be the beneficial owner of more than 5% of the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2021

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Brian R. Kahn